EXHIBIT 99.1

Canagold Announces High-Grade Drill Intercepts Containing Visible Gold

from the C-West Main Zone at New Polaris Project, BC

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Vancouver, Canada – January 26, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) announces high-grade gold assays for five more drill holes from the expanded drill program at its 100% owned New Polaris Gold project located in northwestern British Columbia, 100 kilometers (km) south of Atlin and 60 km northeast of Juneau, Alaska.

The Company recently received assay results for five more drill holes of the drill program that have returned significant intercepts of gold mineralization in the C West Main (“CWM”) vein. Two of the holes, 21-1700E1A and 21-1725E1, contained visible gold (“VG”).

Highlights:

•	20.7 grams per tonne (“gpt”) gold (“Au”) over 3.8 metres (“m”) from 300.5 m down the hole, in Hole 21-1700E1A

	○	Including 38.1 gpt Au over 1.8 m from 301.5 m containing VG

•	8.79 gpt Au over 3.5 m from 334.0 m in Hole 21-1715E1

	○	Including 28.0 gpt Au over 0.6 m from 336.0 m

•	27.1 gpt Au over 2.9 m from 300.3 m in Hole 21-1725E1

	○	Including 38.6 gpt Au over 1.6 m from 300.3 m, and

	○	Including 18.9 gpt Au over 0.6 m from 302.6 m containing VG

•	13.5 gpt Au over 8.0 m from 299.0 m in Hole 21-1750E1

	○	Including 32.3 gpt Au over 1.0 m form 304.0 m

•	7.69 gpt Au over 4.9 m from 294.0 m in Hole 21-1775E1

Scott Eldridge, CEO and Director, said, “We are off to a great start at New Polaris this year with five additional high-grade intercepts to report. The presence of visible gold is particularly exciting given this area of known resources already falls within the PEA mine plan. Not only are we seeing excellent continuity in our infill drilling, but we continue to identify potential resource expansion opportunities as we prepare for a resource update later this year.”

Live Investor Webinar

Canagold will host a live Webinar, Wednesday, January 26th at 2:00pm ET/11:00am PT to discuss the recent results and future plans at New Polaris.

Online registration and participation details may be found at the following link: https://bit.ly/3tVrLQ6

For those unable to participate, a recording of the webinar will be posted to the Company’s web site following the live broadcast.

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These results are from a line of drill holes designed to reduce the drill hole spacing within isolated areas of inferred resource on the C-West Main deposit block model around the -300 m elevation level (See Drill Hole Location Map and 3D Model). Detailed information for the five drill holes and the sample assay results and mineralized intercepts are provided in Table 1 and Table 2 below.

Visible gold has been identified rarely in previous drilling and is most often observed in holes drilled in close proximity to the post-mineralization intrusive felsic dike located approximately 50 m west of hole 21-1700E1A where it cuts the CWM. That VG is now being observed up to 75 m away from the dike suggests the occurrence of VG is far more extensive than previously thought.

These results are in line with mineralized intervals from drill holes previously drilled in this vicinity of the deposit (See 3D Model) and further strengthens the confidence in the continuity and uniformity of grades and widths of the CWM vein system.

All of the planned 47-holes of the originally proposed 24,000 m infill drill program were completed by the end of 2021 and assay results have been received for 22 holes. The samples collected from the mineralized zone in all of those holes have been submitted to the ALS Geochemistry lab in Whitehorse, YT for gold analysis. The drilling program is continuing through the winter. Results from the remaining holes of the original infill program and those to be drilled in the extended program will be released every few weeks as they become available throughout the winter and spring.

Infill Holes to Upgrade Inferred Resources to Indicated Resources

The current drill program is designed primarily to in-fill drill the Inferred Resources of the CWM vein system within the currently defined resources in the PEA*. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred Resources between 150 and 600 m below surface. The improved drill density will be used to upgrade parts of the Inferred Resources to Indicated Resources for inclusion in a future feasibility study.

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar April 18, 2019.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers south of Atlin, BC and 60 kilometers northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nations traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects.

The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and again from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend up to 250 meters in length and 14 meters in width. Average widths more commonly range from 2 to 5 meters.

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Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Whitehorse, YT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimeters and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analyzed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

“Scott Eldridge”

____________________

Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360

Email: knox@canagoldresources.com Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company’s plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company’s ability to continue as a going concern; the Company’s ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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Table 1: Drill Hole Collar Information
Hole ID	Mine East	Mine North	Elevation	Dip	Azimuth	Final Depth
21-1700E1A	1699.9m	760.6m	22.1m	-78°	348°	344m
21-1715E1	1715.0m	710.0m	21.4m	-78°	346°	368m
21-1725E1	1725.0m	755.0m	21.9m	-78°	348°	350m
21-1750E1	1757.4m	736.1m	20.3m	-78°	348°	335m
21-1775E1	1775.0m	750.0m	21.1m	-78°	348°	350m

Table 2: Drill Core Sample Results Details
Hole ID	From (m)	To (m)	Length (m) [True Width]	Au (gpt)
21-1700E1A	300.5	301.5	1.0	8.36
21-1700E1A	301.5	302.7	1.2	42.6
21-1700E1A	302.7	303.3	0.6	28.8
21-1700E1A	303.3	304.3	1.0	1.00
21-1700E1A	300.5	304.3	3.8 [2.7]	20.7
21-1715E1	334.0	335	1.0	2.95
21-1715E1	335.0	336.0	1.0	3.41
21-1715E1	336.0	336.5	0.5	28.0
21-1715E1	336.5	337.5	1.0	10.3
21-1715E1	334.0	337.5	3.5 [2.7]	8.79
21-1725E1	300.3	301.3	1.0	41.2
21-1725E1	301.3	301.9	0.6	34.0
21-1725E1	301.9	302.6	0.7	8.82
21-1725E1	302.6	303.2	0.6	18.9
21-1725E1	300.3	303.2	2.9 [2.3]	27.1
21-1750E1	299.0	300.0	1.0	3.25
21-1750E1	300.0	301.0	1.0	3.96
21-1750E1	301.0	302.0	1.0	9.66
21-1750E1	302.0	303.0	1.0	12.9
21-1750E1	303.0	304.0	1.0	22.8
21-1750E1	304.0	305.0	1.0	32.3
21-1750E1	305.0	306.0	1.0	16.6
21-1750E1	306.0	307.0	1.0	6.65
21-1750E1	299.0	307.0	8.0 [6.1]	13.5
21-1775E1	294.0	295.0	1.0	12.2
21-1775E1	295.0	296.0	1.0	9.64
21-1775E1	296.0	297.0	1.0	2.24
21-1775E1	297.0	298.0	1.0	5.67
21-1775E1	298.0	298.9	0.9	8.81
21-1775E1	294.0	298.9	4.9 [3.7]	7.69

Composites were calculated from length weighted Au sample interval results. Grade capping and cut-off have not been applied.

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